                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

                                   ----------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 69

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                          The Goldman Sachs Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   38141G 10 4
                                 (CUSIP Number)

                               Kenneth L. Josselyn
                               Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                  April 1, 2008
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

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CUSIP NO. 38141G 10 4                  13D
---------------------

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1.   NAMES OF REPORTING PERSONS: Each of the persons identified on Appendix A.

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     As to a group consisting solely of Covered Persons(1)             (a)   [x]
     As to a group consisting of persons other than Covered Persons    (b)   [x]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)

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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e) (Applies to each person listed on Appendix A.)                  [ ]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.

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               7.   SOLE VOTING POWER: 0

               -----------------------------------------------------------------
               8. SHARED VOTING POWER (See Item 6) (Applies to each person listed on Appendix A.)

                    22,483,625 Voting Shares(2) held by Covered Persons
  NUMBER OF         3,660 Shared Ownership Shares held by Covered Persons(3)
   SHARES           9,816,500 Sixty Day Shares held by Covered Persons(4)
BENEFICIALLY        2,727,779 Other Shares held by Covered Persons (5)
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER (See Item 6)
 REPORTING
   PERSON           As to Voting Shares, less than 1%
    WITH            As to Shared Ownership Shares, Sixty Day Shares and Other
                    Shares, 0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER (See Item 6):

                    As to Voting Shares, 0
                    As to Shared Ownership Shares, less than 0.01%
                    As to Sixty Day Shares and Other Shares, less than 1%.
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     35,031,564

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    8.67%

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14. TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to Reporting Entities(1) that are corporations; OO as to Reporting Entities that are trusts
--------------------------------------------------------------------------------

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(1)  For a definition of this term, please see Item 2.

(2)  For a definition of this term, please see Item 6.

(3) "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

(4) "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

(5) "Other Shares" include: (i) 617,328 shares of Common Stock held by 29 private charitable foundations established by 29 Covered Persons; (ii) 1,484,051 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; (iii) 625,819 shares of Common Stock held in escrow for the benefit of certain Covered Persons; and (iv) 581 shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                      Appendix A

                                           ITEM 6
            ITEM 1                CITIZENSHIP (UNITED STATES
  NAMES OF REPORTING PERSONS     UNLESS OTHERWISE INDICATED)
------------------------------   ---------------------------
Peter C. Aberg
Mark E. Agne
Gregory A. Agran
Raanan A. Agus
Yusuf A. Aliredha                           Bahrain
Philippe J. Altuzarra                       France
John A. Ashdown                               UK
Akio Asuke                                   Japan
Armen A. Avanessians
Dean C. Backer
Steven M. Barry
Christopher M. Barter
Stacy Bash-Polley
Jonathan A. Beinner
Driss Ben-Brahim                            Morocco
Milton R. Berlinski                     The Netherlands
Frances R. Bermanzohn
Paul D. Bernard
Stuart N. Bernstein
Elizabeth E. Beshel
Mark R. Beveridge
Leslie A. Biddle
Lloyd C. Blankfein
Dorothee Blessing                           Germany
Johannes M. Boomaars                    The Netherlands
Charles W.A. Bott                             UK
Craig W. Broderick
Jason M. Brown                                UK
Melissa R. Brown
Steven M. Bunson
Nicholas F. Burgin
Mary D. Byron
Jin Yong Cai                            China/Hong Kong
Richard M. Campbell-Breeden                   UK
Gerald J. Cardinale
Mark M. Carhart
Valentino D. Carlotti
Anthony H. Carpet
Michael J. Carr
Lik Shuen David Chan                       Hong Kong
Amy L. Chasen
R. Martin Chavez
Andrew A. Chisholm                          Canada
Jane P. Chwick
James B. Clark
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole

                                           ITEM 6
            ITEM 1                CITIZENSHIP (UNITED STATES
  NAMES OF REPORTING PERSONS     UNLESS OTHERWISE INDICATED)
------------------------------   ---------------------------
Peter H. Comisar
Laura C. Conigliaro
William J. Conley Jr.
Thomas G. Connolly                        Ireland/USA
Linnea K. Conrad
Karen R. Cook                                 UK
Edith W. Cooper
Colin J. Corgan
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Frank L. Coulson, Jr.
Randolph L. Cowen
Brahm S. Cramer                             Canada
Matthew H. Cyzer                              UK
Michael D. Daffey                          Australia
John S. Daly                                Ireland
Stephen D. Daniel                           Canada
Diego De Giorgi                              Italy
Michael G. De Lathauwer                     Belgium
Francois-Xavier de Mallmann           France/Switzerland
Jean A. De Pourtales                       France/UK
Giorgio De Santis                            Italy
Daniel L. Dees
Mark Dehnert
Juan A. Del Rivero                           Spain
Martin R. Devenish                            UK
Salvatore Di Stasi                           Italy
Alexander C. Dibelius                       Germany
Simon P. Dingemans                            UK
Joseph P. DiSabato
Katinka I. Domotorffy
Suzanne O. Donohoe
Donald J. Duet
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet                              France
Glenn P. Earle                                UK
Kenneth M. Eberts III
Edward K. Eisler                            Austria
Jason H. Ekaireb                              UK
Kathleen G. Elsesser
Peter C. Enns                               Canada
James P. Esposito
Michael P. Esposito
J. Michael Evans                            Canada
Carl Faker                              France/Lebanon
Elizabeth C. Fascitelli
Douglas L. Feagin

                                           ITEM 6
            ITEM 1                CITIZENSHIP (UNITED STATES
  NAMES OF REPORTING PERSONS     UNLESS OTHERWISE INDICATED)
------------------------------   ---------------------------
Steven M. Feldman
Gregg J. Felton
Luca D. Ferrari                              Italy
Pierre-Henri Flamand                        France
Mark B. Florian
Timothy B. Flynn
Elisabeth Fontenelli
Silverio Foresi                              Italy
Edward C. Forst
Colleen A. Foster
Orit Freedman                               Israel
Matthew T. Fremont-Smith
Christopher G. French                         UK
Richard A. Friedman
Enrico S. Gaglioti
James R. Garman                               UK
Kevin S. Gasvoda
Robert R. Gheewalla
Gary T. Giglio
H. John Gilbertson, Jr.
Joseph H. Gleberman
Justin G. Gmelich
Richard J. Gnodde                    Ireland/South Africa
Jeffrey B. Goldenberg
Gregg A. Gonsalves
Andrew M. Gordon
Lorenzo Grabau                               Italy
Michael J. Graziano
Stefan Green                               Australia
David J. Greenwald
Douglas C. Grip
Peter Gross
Vishal Gupta                                 India
Celeste A. Guth
Jana Hale Doty
Rumiko Hasegawa                              Japan
Keith L. Hayes                                UK
David B. Heller
Robert D. Henderson
Bruce A. Heyman
Stephen P. Hickey
Melina E. Higgins
Kenneth L. Hirsch
Kenneth W. Hitchner
Maykin Ho
Simon N. Holden                               UK
Margaret J. Holen
Peter Hollmann                              Germany

                                           ITEM 6
            ITEM 1                CITIZENSHIP (UNITED STATES
  NAMES OF REPORTING PERSONS     UNLESS OTHERWISE INDICATED)
------------------------------   ---------------------------
Philip Holzer                               Germany
Robert Howard
Zu Liu Frederick Hu                          China
Alastair J. Hunt                            UK/USA
Edith A. Hunt
Phillip S. Hylander                           UK
Timothy J. Ingrassia
Zubin P. Irani                             UK/India
Raymond J. Iwanowski
William L. Jacob III
Andrew J. Jonas
Adrian M. Jones                             Ireland
Robert C. Jones
Andrew J. Kaiser
Toshinobu Kasai                              Japan
James C. Katzman
Carsten Kengeter                            Germany
Kevin W. Kennedy
Thomas J. Kenny
Richard A. Kimball Jr.
Robert C. King, Jr.
Timothy M. Kingston
Shigeki Kiritani                             Japan
Koji Kotaka                                  Japan
Eric S. Lane
Jonathan A. Langer
John J. Lauto
George C. Lee
Gregory D. Lee                             Australia
Ronald Lee
Tim Leissner                            Brazil/Germany
Todd W. Leland
Gregg R. Lemkau
Hughes B. Lepic                             France
Johan Leven                                 Sweden
Allan S. Levine
Brian T. Levine
Jack Levy
George C. Liberopoulos                    Canada/USA
Gwen R. Libstag
Mitchell J. Lieberman
Ryan D. Limaye
Anthony W. Ling                               UK
Victor M. Lopez-Balboa
Antigone Loudiadis                            UK
Peter J. Lyon
Peter B. MacDonald                            UK
Mark G. Machin                                UK
Paula B. Madoff

                                           ITEM 6
            ITEM 1                CITIZENSHIP (UNITED STATES
  NAMES OF REPORTING PERSONS     UNLESS OTHERWISE INDICATED)
------------------------------   ---------------------------
John A. Mahoney
Puneet Malhi                                  UK
Charles G. R. Manby                           UK
Simon I. Mansfield                            UK
Robert J. Markwick                            UK
Serge Marquie                               France
Allan S. Marson                               UK
Alison J. Mass
David J. Mastrocola
Kathy M. Matsui
George N. Mattson
Theresa E. McCabe
Ian R. McCormick                              UK
Stephen J. McGuinness
John W. McMahon
James A. McNamara
Robert A. McTamaney
Sanjeev K. Mehra                           USA/India
Bernard A. Mensah                             UK
Julian R. Metherell                           UK
Michael J. Millette
Masanori Mochida                             Japan
Timothy H. Moe
Philip J. Moffitt                          Australia
William C. Montgomery
J. Ronald Morgan III
Simon P. Morris                               UK
Thomas C. Morrow
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani                      UK
Donald R. Mullen
Ken N. Murphy
Arjun N. Murti
Marc O. Nachmann                            Germany
Kenichi Nagasu                               Japan
Jeffrey P. Nedelman
Gavin G. O'Connor
L. Peter O'Hagan                            Canada
Terence J. O'Neill                            UK
Timothy J. O'Neill
Richard T. Ong                             Malaysia
Taneki Ono                                   Japan
Peter C. Oppenheimer                          UK
Fumiko Ozawa                                 Japan
Gregory K. Palm
Konstantinos N. Pantazopoulos               Greece
James R. Paradise                             UK
Sanjay H. Patel                              India
Sheila H. Patel

                                           ITEM 6
            ITEM 1                CITIZENSHIP (UNITED STATES
  NAMES OF REPORTING PERSONS     UNLESS OTHERWISE INDICATED)
------------------------------   ---------------------------
Arthur J. Peponis
David B. Philip
Stephen R. Pierce
Kenneth A. Pontarelli
Ellen R. Porges
Richard H. Powers
Kevin A. Quinn
Jean Raby                                   Canada
John J. Rafter                              Ireland
Dioscoro-Roy I. Ramos                     Philippines
Charlotte P. Ransom                           UK
Krishna S. Rao                               India
Buckley T. Ratchford
Joseph Ravitch
Sara E. Recktenwald
Gene Reilly
Jeffrey A. Resnick
William M. Roberts
John F. W. Rogers
Eileen P. Rominger
Ivan Ross
Stuart M. Rothenberg
Paul M. Russo
Richard M. Ruzika
David C. Ryan
David M. Ryan                              Australia
Katsunori Sago                               Japan
Ankur A. Sahu                                India
Guy E. Saidenberg                           France
Pablo J. Salame                             Ecuador
Muneer A. Satter
Peter Kevin Scaturro
Susan J. Scher
Gary B. Schermerhorn
Stephen M. Scherr
Clare R. Scherrer
Howard B. Schiller
Jeffrey W. Schroeder
Harvey M. Schwartz
Steven M. Scopellite
John A. Sebastian
Karen D. Seitz
Peter D. Selman                               UK
Lisa M. Shalett
David G. Shell
Michael S. Sherwood                           UK
David A. Shiffman
Kunihiko Shiohara                            Japan
Ravi M. Singh

                                           ITEM 6
            ITEM 1                CITIZENSHIP (UNITED STATES
  NAMES OF REPORTING PERSONS     UNLESS OTHERWISE INDICATED)
------------------------------   ---------------------------
Ravi Sinha                                 India/USA
Edward M. Siskind
Jeffrey S. Sloan
Sarah E. Smith                                UK
Jonathan S. Sobel
David M. Solomon
Theodore T. Sotir
Daniel L. Sparks
Marc A. Spilker
Christoph W. Stanger                        Austria
Esta E. Stecher
Laurence Stein                           South Africa
Chase O. Stevenson
Steven H. Strongin
Jonathan R. Symonds                           UK
Gene T. Sykes
Morgan C. Sze
Shahriar Tadjbakhsh
Roland W. Tegeder                           Germany
Thomas D. Teles
Daisuke Toki                                 Japan
Peter K. Tomozawa
Byron D. Trott
Michael A. Troy
Donald J. Truesdale
Eiji Ueda                                    Japan
Kaysie P. Uniacke
Lucas van Praag                               UK
Ashok Varadhan
John J. Vaske
Andrea Vella                                 Italy
Robin A. Vince                                UK
David A. Viniar
Alejandro Vollbrechthausen                  Mexico
David H. Voon

                                           ITEM 6
            ITEM 1                CITIZENSHIP (UNITED STATES
  NAMES OF REPORTING PERSONS     UNLESS OTHERWISE INDICATED)
------------------------------   ---------------------------
Casper W. Von Koskull                       Finland
John E. Waldron
Theodore T. Wang                             China
Alan S. Waxman
Nicholas H. Weber
David M. Weil
John S. Weinberg
Gregg S. Weinstein
Martin M. Werner                            Mexico
Matthew Westerman                             UK
William Wicker
Elisha Wiesel
C. Howard Wietschner
Susan A. Willetts
Todd A. Williams
John S. Willian
Andrew F. Wilson                          New Zealand
Kendrick R. Wilson III
Jon Winkelried
Samuel J. Wisnia                            France
Andrew E. Wolff
Tracy R. Wolstencroft
Jon A. Woodruff
Neil J. Wright                                UK
Shinichi Yokote                              Japan
W. Thomas York, Jr.
Wassim G. Younan                          UK/Lebanon
Paul M. Young
William J. Young
Sanaz Zaimi                                   UK
Paolo Zannoni                                Italy
Yoel Zaoui                                  France
Kevin Zhang                                  China

Reporting Entities

             ITEM 1                  TYPE OF            ITEM 6               NAME OF ESTABLISHING
         NAME OF ENTITY               ENTITY     PLACE OF ORGANIZATION          COVERED PERSON
--------------------------------   -----------   ---------------------   ---------------------------
Anahue Limited                     Corporation           Jersey              Andrew A. Chisholm
Bott 2004 Settlement                  Trust                UK                 Charles W.A. Bott
Campbell-Breeden 2004 Settlement      Trust                UK            Richard M. Campbell-Breeden
Devenish 2004 Settlement              Trust                UK                Martin R. Devenish
Dingemans 2004 Settlement             Trust                UK                Simon P. Dingemans
Drayton 2004 Settlement               Trust                UK                   Karen R. Cook
French 2004 Settlement                Trust                UK               Christopher G. French
Ling 2004 Settlement                  Trust                UK                  Anthony W. Ling
Manby 2004 Settlement                 Trust                UK                Charles G.R. Manby
Markwick 2004 Settlement              Trust                UK                Robert J. Markwick
O'Neill 2004 Trust                    Trust                UK                Terence J. O'Neill
Ransom 2004 Settlement                Trust                UK                Charlotte P. Ransom
RJG Holding Company                Corporation       Cayman Islands           Richard J. Gnodde
Sherwood 2004 Settlement              Trust                UK                Michael S. Sherwood
Westerman 2004 Settlement             Trust                UK                 Matthew Westerman
Zurrah Limited                     Corporation           Jersey                  Yoel Zaoui

     This Amendment No. 69 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 69 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1. SECURITY AND ISSUER

     This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

ITEM 2. IDENTITY AND BACKGROUND

     (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to a Shareholders' Agreement, dated as of May 7, 1999 and amended and restated as of June 22, 2004 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

     Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking and securities firm. The business address of each Covered Person for purposes of this Schedule is 85 Broad Street, New York, New York 10004.

     Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

     (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") acquired certain shares of Common Stock in exchange for their interests in Hull; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

     Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4. PURPOSE OF TRANSACTIONS

     The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

     Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

     Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

     (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

     (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the past 60 days.

     (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. The Shareholders' Agreement was amended and restated effective as of the close of business on June 22, 2004. References to the "board of directors" are to the board of directors of GS Inc.

     The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee (the "Participating Managing Directors").

     The "Voting Shares" include all of the shares of Common Stock of which a Covered Person is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities and other approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

     Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below) (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through a Reporting Entity or certain other approved estate planning vehicles established by Covered Persons are generally deemed to count toward the satisfaction of the Transfer Restrictions.

     For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director.

WAIVERS

     The Shareholders' Committee, described below under "Information Regarding the Shareholders' Committee," has the power to waive the Transfer Restrictions to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; transfer Common Stock held in employee benefit plans; and transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally.

     In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

     In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

     Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

     The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

     The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

     Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

     The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and Jon Winkelried are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

     Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

PLEDGE AGREEMENTS

     Certain Covered Persons have pledged in the aggregate 1,149,173 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR CHARITABLE DONATIONS

     In connection with the donations of shares of Common Stock by certain Covered Persons to certain charitable organizations on December 13, 1999, December 22, 2000, December 26, 2001, January 9, 2002, December 23, 2002, January 8, 2003, December 22, 2003 and January 8, 2004, GS Inc. entered into a Registration Rights Instrument and five substantially similar Supplemental Registration Rights Instruments (the "Charitable Supplements"). The following is a description of the Registration Rights Instrument, as supplemented by the Charitable Supplements. The Registration Rights Instrument and the Charitable Supplements are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

     Pursuant to the Registration Rights Instrument and the Charitable Supplements, GS Inc. has agreed to register the donated shares of Common Stock for resale by charitable foundations and public charities. GS Inc. has agreed in the Registration Rights Instrument and the Charitable Supplements to pay all of the fees and expenses relating to the offering by the charitable organizations, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the charitable organizations in connection with their resales. GS Inc. also has agreed to indemnify the charitable organizations against certain liabilities, including those arising under the Securities Act.

     GS Inc. may amend the Registration Rights Instrument and the Charitable Supplements in any manner that it deems appropriate, without the consent of any charitable organization. However, GS Inc. may not make any amendment that would cause the shares of Common Stock to fail to be "qualified appreciated stock" within the meaning of Section 170 of the Internal Revenue Code. In addition, GS Inc. may not make any amendment that would materially and adversely affect the rights of any charitable organization without the consent of a majority of the materially and adversely affected charitable organizations.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

     In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument (the "EMD Supplement"), which supplements the Registration Rights Instrument referred to above. The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

     Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

     Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

MATERIAL TO BE FILED AS EXHIBITS

Exhibit                                 Description
-------                                 -----------
A.        Registration Rights Instrument, dated as of December 10, 1999
          (incorporated by reference to Exhibit G to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

B.        Supplemental Registration Rights Instrument, dated as of December 10,
          1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
          (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

E.        Form of Counterpart to Shareholders' Agreement for non-U.S.
          corporations (incorporated by reference to Exhibit L to Amendment No.
          3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
          005-56295)).

F.        Form of Counterpart to Shareholders' Agreement for non-U.S. trusts
          (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

G.        Supplemental Registration Rights Instrument, dated as of June 19, 2000
          (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

H.        Power of Attorney (incorporated by reference to Exhibit X to Amendment
          No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No.
          005-56295)).

I.        Supplemental Registration Rights Instrument, dated as of December 21,
          2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed January 23, 2001 (File No.
          005-56295)).

J.        Supplemental Registration Rights Instrument, dated as of December 21,
          2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs
          Group, Inc.).

K.        Supplemental Registration Rights Instrument, dated as of December 20,
          2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs
          Group, Inc.).

L.        Form of Written Consent Relating to Sale and Purchase of Common Stock
          (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

M.        Supplemental Registration Rights Instrument, dated as of December 19,
          2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs
          Group, Inc.).

N. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed June
          22, 2004 (File No. 005-56295)).

                                                                         ANNEX A

    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                               REPORTING ENTITIES.

                                                                                              CONVICTIONS OR        BENEFICIAL
                                                                                               VIOLATIONS OF     OWNERSHIP OF THE
                                                                                             FEDERAL OR STATE    COMMON STOCK OF
                                                                                              LAWS WITHIN THE   THE GOLDMAN SACHS
         NAME           CITIZENSHIP     BUSINESS ADDRESS          PRESENT EMPLOYMENT          LAST FIVE YEARS      GROUP, INC.
---------------------   -----------   -------------------   ------------------------------   ----------------   -----------------
Steven M. Bunson            USA       85 Broad Street       Managing Director, The Goldman         None         Less than 1% of
                                      New York, NY          Sachs Group, Inc.                                   the outstanding
                                      10004                                                                     shares of
                                                                                                                Common Stock.

Michael H. Richardson        UK       26 New Street,        Partner,                               None         None
                                      St. Helier, Jersey,   Bedell Cristin
                                      JE4 3RA

Anthony J. Dessain           UK       26 New Street,        Partner,                               None         None
                                      St. Helier, Jersey,   Bedell Cristin
                                      JE4 3RA

                                                                         ANNEX B

ITEMS 2(D) AND 2(E). INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

     None.

                                                                         ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

     None.

                                                                         ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 9,816,500 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options, all of which have vested and are exercisable. This share amount includes the gross number of shares of Common Stock underlying these options, which are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of the date hereof. Upon the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

                                                    NUMBER OF    PRICE PER
COVERED PERSON                      TRADE DATE       SHARES     SHARE (IN $)
-----------------------------   -----------------   ---------   ------------
C. Howard Wietschner            February 15, 2008        200       150.00
C. Howard Wietschner             March 19, 2008          100       170.39
C. Howard Wietschner             March 19, 2008          100       170.42
C. Howard Wietschner             March 19, 2008          100       169.90
C. Howard Wietschner             March 19, 2008          100       166.04
C. Howard Wietschner             March 19, 2008          100       166.07
C. Howard Wietschner             March 19, 2008          300       166.06
C. Howard Wietschner             March 19, 2008          150       174.46
C. Howard Wietschner             March 19, 2008          200       174.33
C. Howard Wietschner             March 19, 2008          400       169.88
Ransom 2004 Settlement           March 19, 2008        4,535       171.98
Daniel L. Sparks                 March 19, 2008        4,000       175.78
David H. Voon                    March 19, 2008        3,000       178.13
David M. Solomon                 March 19, 2008        8,072       175.89
E. Gerald Corrigan               March 19, 2008       15,000       175.07
Edward K. Eisler                 March 19, 2008        2,348       174.75
Edward K. Eisler                 March 19, 2008       19,240       174.26
Eiji Ueda                        March 19, 2008        8,000       175.89
Elisabeth Fontenelli             March 19, 2008        5,200       172.27
Elisha Wiesel                    March 19, 2008        2,253       175.89
Elisha Wiesel                    March 19, 2008        2,253       170.00
Elisha Wiesel                    March 19, 2008        2,253       170.87
Jack Levy                        March 19, 2008       30,000       171.32
Jeffrey A. Resnick               March 19, 2008          100       176.59
Jeffrey A. Resnick               March 19, 2008          600       176.55
Jeffrey A. Resnick               March 19, 2008          100       174.41
Jeffrey A. Resnick               March 19, 2008          100       174.38
Jeffrey A. Resnick               March 19, 2008          800       174.35
Jeffrey A. Resnick               March 19, 2008          500       172.27
Jeffrey A. Resnick               March 19, 2008          600       172.29
Jeffrey A. Resnick               March 19, 2008          300       172.33
Jeffrey A. Resnick               March 19, 2008          100       172.28
Jeffrey A. Resnick               March 19, 2008          100       171.67
Jeffrey A. Resnick               March 19, 2008          600       171.72
Jeffrey A. Resnick               March 19, 2008          800       175.40
Jeffrey A. Resnick               March 19, 2008          200       175.41
Jeffrey A. Resnick               March 19, 2008          600       171.73
Jeffrey A. Resnick               March 19, 2008          200       171.56
Jeffrey A. Resnick               March 19, 2008          300       174.42
Jeffrey A. Resnick               March 19, 2008          400       171.52
Jeffrey A. Resnick               March 19, 2008          500       171.59
Jeffrey A. Resnick               March 19, 2008          600       171.71
Jeffrey A. Resnick               March 19, 2008          700       174.34
Jeffrey A. Resnick               March 19, 2008        1,000       172.32

                                                    NUMBER OF    PRICE PER
COVERED PERSON                      TRADE DATE       SHARES     SHARE (IN $)
-----------------------------   -----------------   ---------   ------------
Jeffrey A. Resnick               March 19, 2008        1,000       171.66
Jeffrey A. Resnick               March 19, 2008        1,300       176.22
Jeffrey A. Resnick               March 19, 2008        1,500       172.26
Jeffrey A. Resnick               March 19, 2008        2,705       175.89
John S. Daly                     March 19, 2008        3,000       168.19
John S. Willian                  March 19, 2008        2,000       175.00
John S. Willian                  March 19, 2008        2,500       165.35
Jon Winkelried                   March 19, 2008       20,000       173.78
Joseph Ravitch                   March 19, 2008        5,675       175.89
Katinka I. Domotorffy            March 19, 2008          832       178.01
L. Peter O'Hagan                 March 19, 2008       23,466       171.88
Marc O. Nachmann                 March 19, 2008          500       165.79
Masanori Mochida                 March 19, 2008      100,000       175.89
Michael J. Millette              March 19, 2008          673       173.68
Ravi Sinha                       March 19, 2008        2,000       175.35
Robert A. McTamaney              March 19, 2008        3,510       175.14
Samuel J. Wisnia                 March 19, 2008          137       166.00
Samuel J. Wisnia                 March 19, 2008          410       173.38
Samuel J. Wisnia                 March 19, 2008        2,634       165.99
Samuel J. Wisnia                 March 19, 2008        4,917       175.74
Shigeki Kiritani                 March 19, 2008       20,000       175.89
Simon I. Mansfield               March 19, 2008        5,564       172.74
Thomas J. Kenny                  March 19, 2008        6,232       176.97
Vishal Gupta                     March 19, 2008       22,508       175.89
Brahm S. Cramer                  March 20, 2008          987       177.44
C. Howard Wietschner             March 20, 2008          200       175.00
C. Howard Wietschner             March 20, 2008          500       167.50
Craig W. Broderick               March 20, 2008        5,000       179.09
Eric S. Lane                     March 20, 2008        4,000       178.47
Jeffrey M. Moslow                March 20, 2008       15,000       178.94
Jon Winkelried                   March 20, 2008       10,000       172.19
Kenneth M. Eberts III            March 20, 2008       10,000       178.30
Marc A. Spilker                  March 20, 2008       11,484       177.34
Maykin Ho                        March 20, 2008        9,067       178.18
Pablo J. Salame                  March 20, 2008       25,000       178.03
Suzanne O. Donohoe               March 20, 2008       11,151       178.14
Christoph W. Stanger             March 24, 2008          100       179.19
Christoph W. Stanger             March 24, 2008          100       179.17
Christoph W. Stanger             March 24, 2008          100       179.23
Christoph W. Stanger             March 24, 2008          100       179.27
Christoph W. Stanger             March 24, 2008          292       179.26
Christoph W. Stanger             March 24, 2008          300       179.25
Christoph W. Stanger             March 24, 2008          500       179.15
Eiji Ueda                        March 24, 2008        8,728       184.00
George N. Mattson                March 24, 2008        5,000       181.75
John A. Sebastian                March 24, 2008        2,303       181.76
John S. Willian                  March 24, 2008          784       179.00
Jon Winkelried                   March 24, 2008       10,000       183.00
Joseph Ravitch                   March 24, 2008           73       177.13
Marc O. Nachmann                 March 24, 2008          250       180.05
Marc O. Nachmann                 March 24, 2008          250       178.44
Michael L. Dweck                 March 24, 2008        3,597       183.19
Ravi Sinha                       March 24, 2008        5,000       182.22
Raymond J. Iwanowski             March 24, 2008        5,000       178.60

                                                    NUMBER OF    PRICE PER
COVERED PERSON                      TRADE DATE       SHARES     SHARE (IN $)
-----------------------------   -----------------   ---------   ------------
William C. Montgomery            March 24, 2008        5,000       182.87
C. Howard Wietschner             March 25, 2008          100       180.00
C. Howard Wietschner             March 25, 2008          100       181.00
C. Howard Wietschner             March 25, 2008          100       182.00
Charlotte P. Ransom              March 25, 2008        5,000       182.23
Christopher G. French            March 25, 2008       23,636       177.64
Ivan Ross                        March 25, 2008          500       179.88
Ivan Ross                        March 25, 2008          500       181.62
John J. Lauto                    March 25, 2008          500       181.95
John S. Willian                  March 25, 2008        1,000       180.00
Karen D. Seitz                   March 25, 2008        2,858       180.00
Konstantinos N. Pantazopoulos    March 25, 2008        2,000       180.00
Konstantinos N. Pantazopoulos    March 25, 2008        2,636       182.25
Marc O. Nachmann                 March 25, 2008          250       181.92
Marc O. Nachmann                 March 25, 2008          280       179.93
Mark B. Florian                  March 25, 2008          476       177.65
R. Martin Chavez                 March 25, 2008        1,930       180.18
William M. Roberts               March 25, 2008       14,641       180.09
C. Howard Wietschner             March 26, 2008          150       176.11
Kenichi Nagasu                   March 26, 2008          368       178.49
Pablo J. Salame                  March 26, 2008       47,103       175.68
C. Howard Wietschner             March 27, 2008          150       171.51
Ellen R. Porges                  March 27, 2008        1,478       174.24
John S. Willian                  March 27, 2008        2,000       171.32
William L. Jacob III             March 27, 2008           74       170.54
Jana Doty                         April 1, 2008          500       175.00
John J. Vaske                     April 1, 2008        5,000       171.12
John S. Willian                   April 1, 2008        1,000       175.00
John S. Willian                   April 1, 2008        1,000       173.35
Richard M. Ruzika                 April 1, 2008       15,000       174.13
Steven M. Feldman                 April 1, 2008        4,000       174.05
Timothy M. Kingston               April 1, 2008        3,000       173.00

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

                                                    NUMBER OF    PRICE PER
COVERED PERSON                      TRADE DATE       SHARES     SHARE (IN $)
-----------------------------   -----------------   ---------   ------------
Samuel J. Wisnia                 March 19, 2008          137       166.33
Samuel J. Wisnia                 March 19, 2008        2,634       165.89
David M. Solomon                 March 24, 2008        4,202       183.00
Ellen R. Porges                  March 27, 2008          230       173.39

The following purchases and sales of Other Shares were made by family members of the following Covered Persons or by estate planning entities (which are not Reporting Entities) established by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

                        PURCHASE                    NUMBER OF     PRICE PER
COVERED PERSON           OR SALE     TRADE DATE       SHARES    SHARE (IN $)
---------------------   --------   --------------   ---------   ------------
E. Gerald Corrigan        Sale     March 19, 2008     5,000        175.29
Jeffrey P. Nedelman       Sale     March 19, 2008     1,500        176.95
Michael S. Sherwood       Sale     March 19, 2008     7,302        174.79
Jeffrey P. Nedelman       Sale     March 20, 2008     1,484        174.14
Ryan D. Limaye            Sale     March 20, 2008     1,465        175.28
Christopher A. Cole       Sale     March 24, 2008     2,000        182.59
Randolph L. Cowen         Sale     March 25, 2008     4,587        179.72
Tracy R. Wolstencroft     Sale     March 31, 2008     5,000        163.75

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

                                 DATE OF      NUMBER OF   STRIKE PRICE   SALES PRICE    NUMBER OF       NUMBER OF
COVERED PERSON                  EXERCISE      OPTIONS       (IN $)          (IN $)     SHARES SOLD   SHARES RETAINED
--------------------------   --------------   ---------   ------------   -----------   -----------   ---------------
Arthur J. Peponis            March 19, 2008      4,487        53.00         175.89         4,487             0
John S. Daly                 March 19, 2008      2,000        53.00         167.41         2,000             0
Melissa R. Brown             March 19, 2008      1,361        53.00         175.89         1,361             0
David M. Solomon             March 24, 2008     62,368        91.61         182.06        62,368             0
Dean C. Backer               March 24, 2008      6,045       82.875         179.73         6,045             0
Dean C. Backer               March 24, 2008      8,652        91.61         179.78         8,652             0
Mark G. Machin               March 24, 2008      4,395        78.87         177.15         4,395             0
Mark G. Machin               March 24, 2008      7,869       82.875         177.38         7,869             0
Mark G. Machin               March 24, 2008     15,204        91.61         176.82        15,204             0
Jean Raby                    March 25, 2008      1,000        53.00         179.44         1,000             0
Michael G. De Lathauwer      March 26, 2008      1,500        53.00         176.10         1,500             0
Michael G. De Lathauwer*     March 26, 2008     11,000        53.00         176.69             0             0
Ellen R. Porges              March 27, 2008      3,693        96.08         173.46         3,693             0
John S. Daly                 March 31, 2008      3,000        53.00         165.20         3,000             0
Elizabeth E. Beshel           April 1, 2008      1,044        78.87         172.94         1,044             0
John S. Daly                  April 1, 2008      5,000        53.00         173.89         5,000             0

* This transaction was a cash-for-stock exercise, not a cashless exercise, and did not involve the sale of stock. As of April 1, 2008, this transaction had not yet settled.

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Persons:

                                           NUMBER OF     ACQUISITION
COVERED PERSON            TRANSFER DATE      SHARES    OR DISPOSITION
---------------------   ----------------   ---------   --------------
Silverio Foresi         February 8, 2008        14       Disposition
Gordon E. Dyal           March 4, 2008       5,416       Disposition
Clare R. Scherrer        March 19, 2008      1,006       Acquisition
Ivan Ross                March 24, 2008        275       Disposition
Jeffrey B. Goldenberg    March 25, 2008        700       Disposition
Sara E. Recktenwald      March 26, 2008      1,856       Acquisition

                                                                         ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written American-style standardized call options or purchased American-Style standardized put options on Voting Shares with the following terms:

                                   CALL WRITTEN OR   NUMBER OF   STRIKE PRICE
         COVERED PERSON             PUT PURCHASED      SHARES       (IN $)      TRANSACTION DATE     MATURITY DATE
--------------------------------   ---------------   ---------   ------------   ----------------   ----------------
Jack Levy                           Call Written       60,000         230        October 1, 2007    April 19, 2008
Christopher A. Cole                 Call Written        5,000         300        October 9, 2007   January 17, 2009
Tracy R. Wolstencroft               Call Written       50,000         300       October 26, 2007    April 19, 2008
Bott 2004 Settlement                Call Written        5,800         195        January 9, 2008     July 19, 2008
Campbell-Breeden 2004 Settlement    Call Written       17,500         195        January 9, 2008     July 19, 2008
John S. Willian                     Call Written        1,000         210       January 10, 2008    April 19, 2008
John S. Willian                     Call Written        2,000         220       January 14, 2008    April 19, 2008
Stuart N. Bernstein                 Call Written        1,500         230       January 14, 2008     July 19, 2008
Celeste A. Guth                     Call Written        5,000         220       January 16, 2008    April 19, 2008
Paul D. Bernard                     Call Written       10,000         230       January 16, 2008    April 19, 2008
H. John Gilbertson Jr               Call Written        5,000         220       January 23, 2008    April 19, 2008
Peter C. Aberg                      Call Written       12,000         200       January 23, 2008   January 17, 2009
Susan A. Willetts                   Call Written        7,400         220       January 24, 2008    April 19, 2008
Henry Cornell                       Call Written       50,000         230       January 25, 2008    April 19, 2008
Jeffrey M. Moslow                   Call Written        2,600         210       January 25, 2008     July 19, 2008
Jeffrey M. Moslow                   Call Written        2,500         200       January 25, 2008     July 19, 2008
Marc A. Spilker                     Call Written        5,000         220       January 25, 2008     July 19, 2008
Paul M. Russo                       Call Written        5,000         250       January 25, 2008    April 19, 2008
W. York Jr                          Call Written        2,000         190       January 25, 2008    April 19, 2008
W. York Jr                          Call Written        2,000         220       January 25, 2008    April 19, 2008
Manby 2004 Settlement               Call Written        9,200         190       January 30, 2008     July 19, 2008
Stephen D. Daniel                   Call Written        2,200         220       February 5, 2008    April 19, 2008
C. Howard Wietschner                Call Written          300         160        March 19, 2008     April 19, 2008
C. Howard Wietschner                Call Written          300         150        March 19, 2008     April 19, 2008
C. Howard Wietschner                Call Written          200         170        March 19, 2008     April 19, 2008
Enrico S. Gaglioti                  Call Written       11,100         175        March 19, 2008     April 19, 2008
J.Ronald Morgan III                 Call Written        2,800         180        March 19, 2008      July 19, 2008
Jeffrey A. Resnick                  Call Written        9,000         180        March 19, 2008      July 19, 2008
Jeffrey M. Moslow                   Call Written        4,900         170        March 19, 2008      July 19, 2008
John S. Daly                        Call Written       10,000         200        March 19, 2008      July 19, 2008
Michael J. Millette                 Call Written          600         185        March 19, 2008      July 19, 2008
Paul M. Russo                       Call Written        5,000         170        March 19, 2008     April 19, 2008
Paul M. Russo                       Call Written        5,000         175        March 19, 2008     April 19, 2008
Brahm S. Cramer                     Call Written       11,000         185        March 20, 2008      July 19, 2008
Brian T. Levine                     Call Written        2,300         185        March 20, 2008      July 19, 2008
C. Howard Wietschner                Call Written        1,200         155        March 20, 2008     April 19, 2008
C. Howard Wietschner                Call Written          500         190        March 20, 2008     April 19, 2008
Eric S. Lane                        Call Written        1,000         185        March 20, 2008      July 19, 2008
Eric S. Lane                        Call Written        1,000         190        March 20, 2008      July 19, 2008
Kendrick R. Wilson III              Call Written       75,000         200        March 20, 2008    January 17, 2009
Kendrick R. Wilson III              Call Written       75,000         190        March 20, 2008    January 17, 2009
Maykin Ho                           Call Written        8,500         185        March 20, 2008      July 19, 2008

                                   CALL WRITTEN OR   NUMBER OF   STRIKE PRICE
         COVERED PERSON             PUT PURCHASED      SHARES       (IN $)      TRANSACTION DATE     MATURITY DATE
--------------------------------   ---------------   ---------   ------------   ----------------   ----------------
John A. Sebastian                   Call Written        2,300         180        March 24, 2008      May 17, 2008
Joseph Ravitch                      Call Written        5,600         180        March 24, 2008      July 19, 2008
Theresa E. McCabe                   Call Written       15,000         210        March 24, 2008      July 19, 2008
Ransom 2004 Settlement              Call Written        5,000         200        March 25, 2008      July 19, 2008
Craig W. Broderick                  Call Written       10,000         190        March 25, 2008      July 19, 2008
William L. Jacob III                Call Written        5,000         190        March 26, 2008      July 19, 2008
C. Howard Wietschner                Call Written          200         190        March 27, 2008      May 17, 2008
Jeffrey A. Resnick                  Put Purchased       9,000         175        March 27, 2008      July 19, 2008
William L. Jacob III                Call Written        5,000         200        March 27, 2008      July 19, 2008
C. Howard Wietschner                Call Written          200         155        March 28, 2008      May 17, 2008
David B. Heller                     Call Written       10,000         180        March 28, 2008      July 19, 2008
John S. Willian                     Call Written        2,000         180        March 28, 2008      July 19, 2008
Edward M. Siskind                   Call Written        8,000         190        March 31, 2008      July 19, 2008
Edward M. Siskind                   Call Written        2,000         190         April 1, 2008      July 19, 2008
Paul M. Young                       Call Written        4,700         175         April 1, 2008      July 19, 2008
Peter K. Tomozawa                   Call Written        6,000         195         April 1, 2008      July 19, 2008

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2008


                                        By: /s/ Beverly L. O'Toole
                                            ------------------------------------
                                        Name: Beverly L. O'Toole
                                        Title: Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit                                Description
-------                                -----------
A.        Registration Rights Instrument, dated as of December 10, 1999
          (incorporated by reference to Exhibit G to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

B.        Supplemental Registration Rights Instrument, dated as of December 10,
          1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
          (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

E.        Form of Counterpart to Shareholders' Agreement for non-U.S.
          corporations (incorporated by reference to Exhibit L to Amendment No.
          3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
          005-56295)).

F.        Form of Counterpart to Shareholders' Agreement for non-U.S. trusts
          (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

G.        Supplemental Registration Rights Instrument, dated as of June 19, 2000
          (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

H.        Power of Attorney (incorporated by reference to Exhibit X to Amendment
          No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No.
          005-56295)).

I.        Supplemental Registration Rights Instrument, dated as of December 21,
          2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed January 23, 2001 (File No.
          005-56295)).

J.        Supplemental Registration Rights Instrument, dated as of December 21,
          2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs
          Group, Inc.).

K.        Supplemental Registration Rights Instrument, dated as of December 20,
          2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs
          Group, Inc.).

L.        Form of Written Consent Relating to Sale and Purchase of Common Stock
          (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

M.        Supplemental Registration Rights Instrument, dated as of December 19,
          2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs
          Group, Inc.).

N. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed June
          22, 2004 (File No. 005-56295)).